Mail Stop 3561

September 24, 2009

Paul M. Barbas
President and Chief Executive Officer
DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

> **Re: DPL Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 8-K**
> **Filed February 27, 2009, March 18, 2009 and April 24, 2009,**
> **respectively**
> **File No. 001-09052**

Dear Mr. Barbas:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 31(b) Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

1. Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that the word "caused" has been

replaced with the present tense "cause" in subsection 4(b) of your chief financial officer's certification.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis (CD&A), page 20

Executive Officer Compensation Process, page 21

Stock Ownership Guidelines, page 24

2. We note your table on page 24 which provides the stock ownership guidelines your officers are required to maintain. Please revise your related discussion to address whether each of your named executive officers is currently in compliance with these guidelines, and the repercussions to your officers for not complying with these guidelines. In this regard, we note that it appears several of your officers are not in compliance with their applicable stock ownership requirement. For example, your Chief Executive Officer is required to maintain stock ownership valued at four times his base salary. Page five of your filing states that your Chief Executive Officer was the beneficial owner of 57,227 shares of your common stock as of March 5, 2009. Your common stock closed at a price of $20.26 on that date. Therefore, as of that date, Mr. Barbas was the beneficial owner of $1,159,419.02 of your common stock which is significantly less than four times his 2008 base salary of $585,000 as disclosed on page 26.

Executive Incentive Compensation Plan, page 26

General Policy on Performance Measures, page 26

3. We note your statement on page 26 under the subheading "General Policy on Performance Measures" that your Executive Incentive Compensation Plan, while ambitious, is "designed not to encourage excessive risks." Please expand your disclosure to discuss the aspects of the plan's design that address avoidance of encouraging excessive risks.

Long-Term Compensation Plans, page 31

4. We note your discussion in the second full paragraph on page 31 indicating that your Compensation Committee uses your Equity and Performance Incentive Plan to "align executives' interests with the interests of [your] shareholders, [and] to promote teamwork among the participants toward accomplishment of long-term Company goals…." In this regard, we note that your Compensation Committee is permitted to provide cash incentive awards under the EPIP. Please revise your disclosure to discuss how you believe awarding cash incentives aligns your

executives' interests with those of your shareholders and promotes long-term Company goals. Refer to Item 402(b)(1) of Regulation S-K.

Form 8-K filed April 24, 2009

Exhibit 10.1 Revolving Credit Agreement, dated as of November 21, 2006, by and between KeyBank N.A., JPMorgan Chase, N.A., Fifth Third Bank and The Dayton Power and Light Company.

5. We note that you have not included the exhibits to the credit agreement filed as Exhibit 10.1 to your Form 8-K. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. In this regard, we also note that it appears you did not include the exhibits to the credit agreement identified as Exhibit 10.1(kk) to your Form 10-K for the fiscal year ended December 31, 2008. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Paul M. Barbas
DPL Inc.
September 24, 2009
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director